Exhibit 15.1

For Immediate Release: November 14, 2018

Contact: Stu Loeser | fundrise@stuloeser.com

Fundrise Unveils eFund Allowing Individuals to Invest in Real Estate Near Amazon’s Future DC HQ2

Anticipating Amazon Expansion and Quietly Accumulating ~30 Buildings, the HQ2 DC eFund Allows Investors to Capitalize on New Local Real Estate Demand

Fundrise eFunds Make Investing in Real Estate Online as Easy as Buying a Book From Amazon

Washington, DC - Fundrise introduced today its HQ2 DC eFund, an online private real estate fund created in anticipation of Amazon selecting the Washington, DC area for its HQ2 location. The fund already features nearly 30 residential properties - ranging from houses, townhomes and condominiums - with plans to invest as much as $50 million in the area, allowing any investor the opportunity to get ahead of (and capitalize on) expected local real estate growth in the wake of Amazon’s announcement.

“The launch of the HQ2 fund is well positioned as part of Amazon’s announcement, and intends to make investing in real estate as easy as buying a book on Amazon,” said Ben Miller, Fundrise Co-founder and CEO. “For all the people who wanted to invest in property next to or near Amazon’s newest headquarters, this tool is the simplest way to do it - with a model built around low costs and smart technology.”

Anticipating Washington would be selected for HQ2, Fundrise began seeding funds in the last year with the acquisition of properties throughout the region. That decision was based on various calculated estimates (like Amazon’s growing AWS presence in the area and desire for greater federal influence) as well as a notice of demand to address the local housing shortage.

While some public market REITs have launched around Washington in light of the news, the HQ2 DC eFund is uniquely aimed at private market housing assets. The fund is therefore believed to be the only low-fee private market investment opportunity for HQ2 in Washington currently, and available online to both accredited and non-accredited investors.

Founded in 2012, Fundrise is the first low cost, online platform for individuals to invest in real estate. Fundrise has managed $2.5B worth of real estate investments with approximately $500M in equity assets under management.

Fundrise’s model promotes greater efficiencies and lower minimums by leveraging technology, and offers customized plans meant to meet investors’ financial goals. Whereas real estate investing has long been an antiquated industry laden with fees and poor transparency, Fundrise is democratizing the market with technology to lower costs and broaden access. The company’s portfolio is predominately multifamily properties, and has 8.7% to 12.4% historical annual returns. In July, Fundrise launched a $500M fund for the federal government’s Opportunity Zones program.

Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. Additional details regarding historical returns may be found at https://fundrise.com/historical-performance.

The publicly filed offering circulars of the issuers sponsored by Rise Companies Corp., not all of which may be currently qualified by the Securities and Exchange Commission, may be found at fundrise.com/oc.

###